EXHIBIT 12.1

CADIZ INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended	Year Ended December 31,
(In thousands)	March 31, 2016	2015	2014	2013	2012	2011
Earnings:
Pre-tax loss from continuing operations	(8,794)	(24,009)	(18,877)	(22,671)	(19,885)	(16,830)
Fixed charges (see detail below)	4,191	10,070	8,518	7,644	6,817	5,704
Pre-tax loss from continuing operations plus fixed charges	(4,603)	(13,939)	(10,359)	(15,027)	(13,068)	(11,126)

Fixed charges:
Interest expense, net	4,191	10,070	8,518	7,644	6,817	5,704
Total fixed charges	4,191	10,070	8,518	7,644	6,817	5,704

Excess of Fixed Charges over Earnings	8,794	24,009	18,877	22,671	19,885	16,830
Excess of Combined Fixed Charges and Preferred Stock Dividend Requirements over Earnings	8,794	24,009	18,877	22,671	19,885	16,830

For the purpose of calculating both the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements, earnings represent net income from continuing operations before the cumulative effect of change in accounting principles, less undistributed equity earnings, plus applicable income taxes plus fixed charges.  Fixed charges, excluding interest on deposits, are comprised of interest expense (other than on deposits).  There were no preferred stock dividend requirements during these periods.